UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

BIOHAVEN ANNOUNCES CLOSING OF INITIAL PUBLIC OFFERING AND FULL EXERCISE OF UNDERWRITERS' OPTION TO PURCHASE ADDITIONAL SHARES

Toronto, Ontario, May 15, 2017 – Portage Biotech Inc. ("Portage") (OTCQB: PTGEF, Canadian Stock Exchange: PBT.U) announced that Biohaven Pharmaceutical Holding Company Ltd. ("Biohaven"), in which Portage holds approximately 6.34 million common shares, issued a press release on Friday announcing the closing of its previously announced initial public offering of 9,900,000 of its common shares at a price to the public of $17.00 per share.  All of the shares in the offering were sold by Biohaven.  In connection with the initial public offering, the underwriters exercised in full their option to purchase an additional 1,485,000 common shares from Biohaven.  As a result, the total initial public offering size was 11,385,000 common shares. The aggregate gross proceeds to Biohaven from the offering, before deducting the underwriting discounts and commissions and offering expenses, were approximately $193.5 million.  Biohaven's common shares began trading on the New York Stock Exchange on May 4, 2017 under the ticker symbol "BHVN."

The offering was made only by means of a prospectus.  A copy of the final prospectus related to the offering may be obtained from the offices of Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by telephone at (800) 747-3924, or by email at prospectus@pjc.com; or from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, e-mail: Barclaysprospectus@broadridge.com.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission (the "SEC") on May 3, 2017. Copies of the registration statement can be accessed through the SEC's website at www.sec.gov. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Dr. Bailey, the Chairman of Portage commented "Biohaven's management over the last 3 years has proven that they are very effective at creating value with whatever capital is available to them so we are excited to see what they can do with this additional capital given the depth of their opportunites with the in-licensed prodcts and their analogues."

About Biohaven

Biohaven is a clinical-stage biopharmaceutical company with a portfolio of innovative, late-stage product candidates targeting neurological diseases, including rare disorders. Biohaven has licensed intellectual property from companies and institutions including Bristol-Myers Squibb Company, AstraZeneca AB, Yale University, Catalent, ALS Biopharma LLC and Massachusetts General Hospital.  Biohaven is a company organized under the laws of the British Virgin Islands and its United States operations are based in New Haven, Connecticut.

About Portage

Portage is engaged in the discovery and development of pharmaceutical and biotech products through clinical "proof of concept" with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

For further information, contact Kam Shah, Chief Financial Officer, by telephone at (416) 929-1806, by email at ks@portagebiotech.com or through our website, www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Portage's current views and assumptions about future events and financial performance. Portage cannot assure that future events or performance will occur. There are important risks and other factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation for, and expressly disclaims any duty to update, the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 17, 2017

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer